Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Seaport Therapeutics Securities Corporation	Massachusetts
SPTX, Inc.	Delaware
Seaport Therapeutics Australia Pty Ltd	Australia